UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        -----------------

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      PURE RESOURCES, INC.
  ------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
  ------------------------------------------------------------
                 (Title of Class of Securities)

                           74622E 10 2
                 ------------------------------
                         (CUSIP Number)

                     Dennis P.R. Codon, Esq.
     Vice President, Chief Legal Officer and General Counsel
                       UNOCAL CORPORATION
                2141 Rosecrans Avenue, Suite 4000
                  El Segundo, California 90245
                          (310)726-7600
  ------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          May 25, 2000
                   --------------------------
          (Date of Event which Requires Filing of this
                           Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box / /.

                 (Continued on following pages)

------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Unocal Corporation., I.R.S.No.: 95-3825062
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/
     N/A
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS

    AF
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)              / /
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES             ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       34,659,402*
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER    32,709,067
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER    -0-
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    34,659,402*
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  / /
     N/A
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    69.3%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------
 * Includes 32,709,067 shares directly owned by Union Oil Company of California, and 1,950,335 shares owned or subject to vested options held by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement described herein. Does not include 1,800,000 shares subject to employee stock options owned by Mr. Hightower that are not exercisable within 60 days.
                             i

------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Union Oil Company of California, I.R.S. No.: 95-1315450
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) /X/
     N/A
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS

    00
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)              /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    California
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES             ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER       34,659,402*
 OWNED BY           ------------------------------------------
   EACH             9   SOLE DISPOSITIVE POWER    32,709,067
REPORTING           ------------------------------------------
  PERS0N            10  SHARED DISPOSITIVE POWER    -0-
   WITH
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    34,659,402*
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  / /
     N/A
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    69.3%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    CO
------------------------------------------------------------
 * Includes 32,709,067 shares directly owned by Union Oil Company of California, and 1,950,335 shares owned or subject to vested options held by Jack D. Hightower, with respect to which the reporting persons may be deemed to share voting control by virtue of the Voting Agreement described herein. Does not include 1,800,000 shares subject to employee stock options owned by Mr. Hightower that are not exercisable within 60 days.
                             ii

Item 1.   Security and Issuer:
------    --------------------

     The  class  of equity securities to which this statement  on
Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share ("Pure Common Stock"), of Pure Resources, Inc., a Delaware corporation ("Pure Resources"). Pure Resources' principal executive offices are located at 500 West Texas, Suite 200, Midland, Texas 79701.

Item 2.   Identity and Background:
------    -----------------------

     This statement is being filed jointly by Unocal Corporation, a Delaware corporation ("Unocal"), and Union Oil Company of California ("Union Oil"), a California corporation and wholly-owned subsidiary of Unocal. Unocal conducts substantially all of its operations through Union Oil and subsidiaries of Union Oil. Unocal is one of the world's largest independent oil and gas exploration  and  production companies, with major  oil  and  gas exploration and production activities in Asia and the United States Gulf of Mexico. Unocal is also a leading producer of geothermal energy; a provider of electrical power; and a manufacturer and marketer of nitrogen-based fertilizers, petroleum coke, graphites and specialty minerals. Other activities include project development, ownership in proprietary and common carrier pipelines and the marketing and trading of hydrocarbon commodities.

      Unocal's and Union Oil's principal executive offices are located at 2141 Rosecrans Avenue, Suite 4000, El Segundo, California 90245 and their telephone number at that address is
(310) 726-7600. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Unocal and Union Oil. The filing of this statement on Schedule 13D shall not be construed as an admission that Unocal, Union Oil or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     During the past five years, Union Oil has been convicted of a number of misdemeanor criminal violations. These cases usually involved minor violations of state or local environmental laws. However, one of these misdemeanor convictions was significant.
On July 19, 1995, Union Oil plead no contest to a number of misdemeanor violations of California state laws which prohibit the unlawful discharge of airborne contaminants into the environment. The case was filed in Municipal Court for the County of Contra Costa, California. A fine of $951,000 was paid to resolve the violations. In addition, civil penalties in the amount of $2,050,000 were paid in a companion civil case.

     Except as provided above, during the past five years, neither Unocal nor Union Oil nor, to the best of the knowledge of each of Unocal and Union Oil, any of the persons referred to in
Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      Neither Unocal nor Union Oil nor, to the best knowledge of each of Unocal and Union Oil, any of the persons referred to in
Schedule I has been the subject of a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

     All persons named in Schedule I are citizens of the United
States.

Item 3.      Source and Amount of Funds or Other Consideration:
------       -------------------------------------------------

     This Statement is being filed in connection with transactions contemplated by the Agreement and Plan of Merger dated December 13, 1999, as amended ("Merger Agreement"), among Union Oil, Pure Resources (formerly named Titan Resources Holdings, Inc.), TRH, Inc., a Delaware corporation and wholly-owned subsidiary of Pure Resources ("Merger Sub"), and Titan Exploration, Inc., a Delaware corporation ("Titan").

     The closing of the transactions contemplated by the Merger Agreement occurred on May 25, 2000, at which time, in accordance with the Merger Agreement, (i) Union Oil contributed to a subsidiary of Pure Resources substantially all of its oil and gas exploration and production assets in the Permian Basin and San
Juan Basin areas of Texas, New Mexico and Colorado in exchange for 32,708,067 shares of Pure Common Stock, and (ii) Merger Sub merged with and into Titan and became a wholly-owned subsidiary of Pure Resources (the "Merger"). In the Merger, each outstanding share of common stock of Titan, other than shares owned by Titan or any wholly owned subsidiary of Titan, was converted into the right to receive .4302314 of a share Pure Common Stock. As a result, the former stockholders of Titan became entitled to receive upon conversion of their shares a total of 17,290,932 shares of Pure Common Stock. The Merger Agreement contains certain indemnification provisions under which Pure Resources and Union Oil have agreed to indemnify each other for certain liabilities that may arise out of their respective businesses. In addition, Pure Resources has agreed to make certain tax benefit payments to Union Oil if the transactions contemplated by the Merger Agreement do not qualify as tax-free under relevant federal income tax provisions, which obligations may be paid in cash or in shares of Pure Common Stock.

     In connection with the transactions contemplated by the Merger Agreement, on December 13, 1999, Pure Resources, Union Oil and Jack D. Hightower entered into a stockholders voting agreement, which was subsequently amended and restated as of April 10, 2000 (as so amended, the "Voting Agreement"), which became effective upon the closing of the Merger. Under the Voting Agreement, Union Oil and Mr. Hightower have agreed to vote their shares of Pure Resources capital stock to cause two persons designated by Mr. Hightower, and up to six persons designated by Union Oil, to be elected to Pure Resources' board of directors. Mr. Hightower was President, Chief Executive Officer and Chairman of the Board of Titan, and is now President, Chief Executive Officer and Chairman of the Board of Pure Resources. Under the Voting Agreement, Mr. Hightower has agreed to vote his shares to elect to the Pure Resources board (a) five designees of Union Oil, if Union Oil owns greater than 50% of Pure Common Stock; (b) four designees of Union Oil, if Union Oil owns greater than 35% but not more than 50% of Pure Common Stock; or (c) two designees of Union Oil, if Union Oil owns greater than 10% but not more than 35%. In addition, Union Oil and Mr. Hightower have agreed that, if necessary to satisfy an independent director requirement of the New York Stock Exchange or other exchange on which the Pure Common Stock is traded, Union Oil and Mr. Hightower will cooperate to select an additional director who satisfies such requirements, failing which Union Oil will have the right to designate such director subject to Mr. Hightower's approval, which may not be unreasonably withheld.

     Union Oil has the right to approve the nomination of the directors designated by Mr. Hightower, other than Mr. Hightower himself, which approval may not be unreasonably withheld. No more than two of the persons designated by Union Oil under the agreement may be affiliates of Union Oil. In the event that Union Oil is entitled to designate three or more persons under the agreement, one of the Union Oil affiliates designated must be approved by Mr. Hightower, and any non-Union Oil affiliate designated must be approved by Mr. Hightower. In each case, Mr. Hightower's approval may not be unreasonably withheld.

     The Voting Agreement will terminate if Union Oil and its affiliates beneficially own less than 10% of the outstanding Pure
Common  Stock  or Mr. Hightower ceases to be the Chief  Executive
Officer of Pure Resources.

     The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to copies of the Merger Agreement and the Voting Agreement incorporated as Exhibits A and B , respectively, to this Statement, which are incorporated herein in by reference.

Item 4.      Purpose of Transaction:
------       ----------------------

     As a result of consummation of the transactions contemplated by the Merger Agreement and the Voting Agreement, Union Oil owns directly approximately 65.4% of the outstanding Pure Common Stock and has the ability to designate a majority of the Board of Directors. As such, the assets, liabilities and results of operations are included in the consolidated financial statements of Unocal and its subsidiaries. Of the eight members of the Board of Directors of Pure Resources, Timothy H. Ling and Darrell
D. Chessum are executive officers of Unocal and Union Oil, and Graydon Laughbaum and H. D. Maxwell are former employees of Union Oil or other Unocal affiliates. In addition, Graydon Laughbaum provides consulting services to Unocal and its subsidiaries. In addition, Unocal has agreed with Mr. Hightower under the Voting Agreement to elect Keith Covington and Herbert C. Williamson, III as directors, as well as Mr. Hightower and his other designee, George Staley.

      Union Oil entered into the Merger Agreement to combine its Permian and San Juan basin oil and gas assets with those of Titan. Unocal and Union Oil intend to review and analyze on a continuing basis their investment in Pure Resources in order to determine whether stockholder value for Unocal stockholders is better served by holding that investment, increasing that investment by acquisitions of additional shares of Pure Common Stock in the market or otherwise, disposing of or monetizing that investment or recapitalizing or otherwise restructuring that investment. These reviews and analyses will be based upon a variety of factors, including, without limitation, the price of, and other market conditions relating to, the Pure Common Stock, subsequent developments affecting Pure Resources, the business and prospects of Pure Resources, other investment and business opportunities available to Unocal and Union Oil, general stock market and economic conditions and other factors deemed relevant from time to time.

      Except as set forth in Items 3, 4 and 6 of this Statement, Unocal and Union Oil have no present plans or proposals that relate to or that would result in any of the actions as specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer:
------     ------------------------------------

(a) Reference is made to the applicable cover pages for Unocal and Union Oil for information concerning (i) the number of shares of Pure Common Stock beneficially owned by Unocal and Union Oil, and (ii) the percentage of outstanding Pure Common Stock beneficially owned by Unocal and Union Oil, in each case as of the date of this filing.

(b) Union Oil and, by virtue of its ownership of Union Oil, Unocal have sole voting and investment power with respect to 32,709,067 shares of Pure Common Stock, which as of the date hereof represent approximately 65.4% of the outstanding shares of Pure Common Stock. In addition, pursuant to the
     Voting Agreement described in Item 3 above, Unocal and Union Oil may be deemed to share voting power with respect to the 1,950,335 shares of Pure Common Stock that may be deemed to be beneficially owned by Jack D. Hightower, which number includes 33,141 shares subject to stock options that are currently exercisable. These shares represent an aggregate of approximately 3.9% of the currently outstanding shares of Pure Common Stock. In addition to the foregoing, Jack D. Hightower currently has employee stock options to purchase an additional 1,800,000 shares of Pure Common Stock, which vest and become exercisable in one-third increments on May 25, 2001, May 25, 2002 and May 25, 2003. These shares, if the options are exercised, would also be subject to the Voting Agreement, and thus Unocal and Union Oil would be deemed to share voting power with respect to those shares. Union Oil and Unocal disclaim any beneficial ownership of any shares or options owned by Jack D. Hightower.

(c) During the past sixty days, neither of Unocal nor Union Oil has acquired or disposed of beneficial ownership of Pure
     Common Stock except as described herein.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
-------  ------------------------------------------
         Relationships With Respect to Securities of the
         ------------------------------------------------
         Issuer:
         -------

       In  addition  to  the  Merger  Agreement  and  the  Voting
Agreement,  the  following  agreements  were  entered   into   in
connection with the Merger Agreement.

           Business Opportunity Agreement. Simultaneously with the execution of the Merger Agreement, Union Oil, Pure Resources and Titan entered into a Business Opportunities Agreement pursuant to which Pure Resources has agreed, except with the consent of Union Oil, which it may withhold in its sole discretion, that Pure Resources and its subsidiaries will not engage in any business other than the E&P Business (described below) and will not pursue any business opportunity that involves any direct or indirect ownership interest in any properties located outside of a designated area that includes all of Kansas, New Mexico and Oklahoma, portions of southern and southeastern Colorado and western Arkansas and onshore Texas, except for areas of East Texas. For purposes of the agreement, "E&P Business" means generally the oil and gas exploration, exploitation, development and production business, and it does not include the oilfield service business. In the Business Opportunities Agreement, Pure Resources agreed that it will have no interest or expectancy in any business opportunity that does not consist exclusively of the E&P Business within the designated areas. The provisions described in this paragraph will terminate when Union Oil no longer owns at least 35% of the ordinary voting power for the election of Pure Resources directors.

     Pure Resources also agreed in the Business Opportunities Agreement that Union Oil, its affiliates, its board designees under the Voting Agreement described above in Item 3, and companies in which Union Oil has an interest, which participate with Union Oil or of which a board designee is a director, officer or employee shall not be restricted by the relationship between Union Oil and Pure Resources or otherwise from engaging in any business even though it is in competition with the business or activities of Pure Resources or its subsidiaries, so long as their actions do not conflict with specified standards of conduct, which are summarized below. The Business Opportunities Agreement does not
                            4
affirmatively restrict Union Oil's business activities, including within the designated areas.

     The parties also have agreed in the Business Opportunities Agreement that, as long as the activities of Union Oil, its affiliates or board designees or other related companies are conducted in accordance with the specified standards, which are summarized in the next paragraph:

     - Union Oil, its affiliates or board designees or other related companies will not have to offer Pure
           Resources or any of its subsidiaries any business opportunity;

     - Pure Resources will have no interest or expectancy in any business opportunity pursued by Union Oil, its affiliates and board designees and related companies;
           and

     - Pure Resources has waived any claim that any business opportunity pursued by Union Oil, its affiliates or board designees or any related company constitutes a corporate opportunity of Pure Resources or any of its subsidiaries that should have been presented to Pure Resources.

     The standards specified in the Business Opportunities Agreement generally provide that Union Oil, its affiliates and board designees and related companies must conduct their businesses through the use of their own personnel and assets and not with the use of any personnel or assets of Pure Resources. The Business Opportunities Agreement will not allow a board designee of Union Oil to usurp a corporate opportunity solely for his or her personal benefit, as opposed to pursuing, for the benefit of Union Oil, an affiliate or Union Oil or any related company, an opportunity in accordance with the specified standards.

     Non-Dilution Agreement. Simultaneously with the execution of the Merger Agreement, Pure Resources and Union Oil entered into a Non-Dilution Agreement under which Union Oil has certain rights to maintain its percentage ownership of Pure Resources in the event of future issuances of equity by Pure Resources. If Pure Resources issues capital stock, other than common stock issued under board-approved incentive plans, for cash or credit, Union Oil will have the right to purchase or subscribe for the number or amount of such capital stock equal to its ownership percentage of Pure Resources, up to 65.4%, at the same price at which the capital stock is being issued. Pure Resources must provide Union Oil with notice of an issuance subject to this preemptive right at least 10 days prior to the issuance and, if Union Oil elects to exercise the right, it must do so in such a way as not to delay pricing and closing of the issuance. The preemptive right given by Pure Resources with respect to any issuance will terminate if unexercised within 10 days after receipt of the notice of the issuance of the capital stock.

     If Pure Resources issues any capital stock in exchange for property other than cash or credit, Union Oil will have the right to purchase from Pure Resources the additional number of shares of capital stock necessary to enable Union Oil to maintain its ownership percentage in Pure Resources, up to 65.4%. Pure Resources must give Union Oil written notice of the issuance not later than 20 days prior to such issuance, and Union Oil will have 30 days from the date of the issuance to elect to exercise its rights by giving written notice to Pure Resources. The cash price per share to be paid by Union Oil for the additional shares of capital stock will be the market trading price per share of Pure Common Stock at the time of the issuance or in the case of other capital stock, as determined in good faith by the Pure Resources board of directors.

     Shares of Pure Common Stock issued to Union Oil under the Non-Dilution Agreement will be entitled to the benefits of the Registration Rights Agreement described below. Pure Resources also has agreed that if shares are issued because of the Non-Dilution Agreement, Pure Resources will cause those shares to be listed for trading or quotation on any securities exchanges or quotation systems on which the securities of that class are then listed for trading or quotation.

     Registration Rights Agreement. Pure Resources entered into a Registration Rights Agreement with Union Oil simultaneously with execution of the Merger Agreement. The Registration Rights Agreement provides that at any time and from time to time after 120 days following the closing date of the Merger, but no more than one time in a twelve month period, Union Oil will have the right to require Pure Resources to effect a Securities Act registration of all or a portion of the Pure Common Stock owned by Union Oil. If Union Oil demands registration of less than all of the Pure Resources shares it owns, the portion must be at least (a) 4,300,000 shares, as adjusted for any stock dividends, splits or otherwise, or (b) shares having an estimated aggregate offering price to the public of at least $50 million, whichever is lower. The Registration Rights Agreement also provides Union Oil with piggyback registration rights, which give Union Oil the right to include shares of Pure Common Stock held by it in registrations initiated by Pure Resources or by any other holder of Pure Common Stock.

     The Registration Rights Agreement provides for customary indemnities by Pure Resources in favor of persons including shares in a registration covered by the Registration Rights Agreement, and by such persons in favor of Pure Resources, with respect to information to be included in the relevant registration statement. Pure Resources will bear the reasonable costs of registering and offering for sale any Pure Common Stock offered in a registration covered by the Registration Rights Agreement, including costs and expenses of Union Oil's counsel not to exceed $50,000 per registration. Union Oil will pay all applicable underwriting discounts and commissions.

      The foregoing summaries of the Business Opportunities Agreement, Non-Dilution Agreement, and Registration Rights Agreement are qualified in their entirety by reference to copies of such agreements incorporated as Exhibits C, D and E, respectively, to this Statement, which incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits:
-----------------------------------------------

Exhibit A:      Agreement  and  Plan of Merger among  Union  Oil,
          Titan, Pure Resources (formerly named Titan Resources Holdings, Inc.), and Merger Sub dated December 13, 1999 (incorporated herein by reference to Exhibit 2.3 to the Schedule 13D filed by Unocal and Union Oil with respect to Titan on December 23, 1999); Amendment No. 1 thereto dated April 14, 2000 (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by Pure Resources (File No. 333-34970)).

Exhibit B:     Amended and Restated Stockholders Voting Agreement
          dated April 10, 2000, by and among Pure Resources, Union Oil and Jack D. Hightower (incorporated by reference to Exhibit 10.20 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000 (File No. 000-21843)).

Exhibit C:      Business Opportunities Agreement among Union Oil,
          Titan, Merger Sub and Pure Resources (fomerly named Titan Resources Holdings, Inc.) dated December 13, 1999 (incorporated herein by reference to Exhibit 2.4 to the Schedule 13D filed by Unocal and Union Oil with respect to Titan on December 23, 1999 (File No. 005-47939)).

Exhibit D:      Non-Dilution  Agreement dated December  13,  1999
          between Pure Resources (formerly named Titan Resources Holdings, Inc.) and Union Oil (incorporated herein by reference to Exhibit 10.21 to Titan Exploration, Inc.'s Annual Report on Form 10-K, as amended, as filed on April 12, 2000 (File No. 000-21843)).

Exhibit E:      Registration Rights Agreement among Union Oil and
          Pure Resources (formerly named Titan Resources Holdings, Inc.) dated December 13, 1999 (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-4 filed by Pure Resources (File No. 333-34970)).

Exhibit F:     Joint Filing Agreement.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 2000      UNOCAL CORPORATION


                         By: /s/ Douglas M. Miller
                          Name:   Douglas M. Miller
                          Title:  Vice President, Corporate
                                  Development

                         UNION   OIL   COMPANY    OF
                         CALIFORNIA


                         By: /s/ Douglas M. Miller
                           Name:  Douglas M. Miller
                           Title: Vice President, Corporate
                                  Development

                                                       Schedule I

                DIRECTORS AND EXECUTIVE OFFICERS
                       UNOCAL CORPORATION

Name and Business      Citizenship  Position and Occupation
Address*

Roger C. Beach         U.S.A.       Director, Chairman of the
                                    Board of Directors and Chief
                                    Executive Officer, Unocal
                                    Corporation

John W. Amerman        U.S.A.       Director, Unocal Corporation,
2101 Rosecrans Ave.,                Former Chairman of the Board
Suite 6280                          and Chief Executive Officer,
El Segundo, CA  90245               Mattel, Inc.

John W. Creighton, Jr. U.S.A.       Director, Unocal Corporation,
Madrona Investment                  Former President and Chief
Group                               Executive Officer,
1000 Second Avenue,                 Weyerhaeuser Company
Suite 3700
Seattle, WA  98104

James W. Crownover     U.S.A.       Director, Unocal Corporation,
c/o McKinsey &                      Former Director, McKinsey &
Company, Inc.                       Company, Inc.
909 Fannin, Suite 3675
Houston, Texas  77010

Frank C. Herringer     U.S.A.       Director, Unocal Corporation,
Transamerica                        Chairman and Chief Executive
Corporation                         Officer, Transamerica
600 Montgomery Street               Corporation
San Francisco, CA
94111

Timothy H. Ling        U.S.A.       Director, Executive Vice
                                    President, North American
                                    Energy Operations, and Chief
                                    Financial Officer, Unocal
                                    Corporation

Donald B. Rice         U.S.A.       Director, Unocal Corporation,
UroGenesys, Inc.                    President and Chief Executive
1701 Colorado Avenue                Officer, UroGenesys, Inc.
Santa Monica, CA
90404

Kevin W. Sharer        U.S.A.       Director, Unocal Corporation,
Amgen Inc.                          President and Chief Operating
One Amgen Center                    Officer, Amgen Inc.
Thousand Oaks, CA
91320-1789

Marina V.N. Whitman    U.S.A.       Director, Unocal Corporation,
Institute of Public                 Professor of Business
Policy Studies                      Administration and Public
University of Michigan              Policy, University of
411 Lorch Hall                      Michigan
Ann Arbor, MI  48109-
1220

Charles R. Williamson  U.S.A.      Director, Executive Vice
                                   President, International
                                   Energy Operations, Unocal
                                   Corporation

Joe D. Cecil           U.S.A.      Vice President and
                                   Comptroller, Unocal
                                   Corporation

Dennis P.R. Codon      U.S.A.      Vice President, Chief Legal
                                   Officer and General Counsel,
                                   Unocal Corporation

Douglas M. Miller      U.S.A.      Vice President, Corporate
                                   Development













*Unless otherwise indicated, the business address of these individuals is c/o Unocal Corporation at the address shown on the cover of this Schedule 13D.

                DIRECTORS AND EXECUTIVE OFFICERS
                 UNION OIL COMPANY OF CALIFORNIA

Name and Business      Citizenship  Position and Occupation
Address*

Roger C. Beach         U.S.A.       Director, Chairman of the Board
                                    of Directors and Chief
                                    Executive Officer, Union Oil
                                    Company of California

Timothy H. Ling        U.S.A.       Director, Executive Vice
                                    President, North American
                                    Energy Operations, and Chief
                                    Financial Officer, Union Oil
                                    Company of California

Charles R. Williamson  U.S.A.       Director, Executive Vice
                                    President, International Energy
                                    Operations, Union Oil Company
                                    of California

Joe D. Cecil           U.S.A.       Vice President and Comptroller,
                                    Union Oil Company of California

Dennis P.R. Codon      U.S.A.       Vice President, Chief Legal
                                    Officer and General Counsel,
                                    Union Oil Company of California

Douglas M. Miller      U.S.A.       Vice President, Corporate
                                    Development, Union Oil Company
                                    of California




*Unless otherwise indicated, the business address of these
individuals is c/o Unocal Corporation at the address shown on the cover of this Schedule 13D.
                               11

                                         Exhibit F

              JOINT FILING AGREEMENT

      The undersigned each agree as follows:   (i)
that certain statement on Schedule 13D relating to
the  Common Stock, par value $0.01 per  share,  of
Pure  Resources, Inc., a Delaware corporation,  is
filed  on  behalf  of  each  of  them,  (ii)  such
Statement  on Schedule 13D is adopted by  each  of
them,   (iii)  all  future  amendments   to   such
Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iv) the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, apply to each of them. This Agreement may be terminated with respect to the obligation to file jointly future amendments to such Statement on
Schedule  13D  as  to any of the undersigned  upon
such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

     EXECUTED as of June 5, 2000.

                         UNOCAL CORPORATION

                         By: /s/ Douglas M. Miller
                          Name:   Douglas M. Miller
                          Title:  Vice President, Corporate
                                  Development

                         UNION   OIL   COMPANY    OF
                         CALIFORNIA

                         By: /s/ Douglas M. Miller
                           Name:  Douglas M. Miller
                           Title: Vice President, Corporate
                                  Development